CONSOLIDATED FINANCIAL STATEMENTS

FISCAL PERIODS ENDED
DECEMBER 31, 2009 and 2008 and SEPTEMBER 30, 2007

(Expressed in thousands of Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited the accompanying consolidated balance sheets of Taseko Mines Limited ("the Company") and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2009, the fifteen month period ended December 31, 2008 and the year ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for the year ended December 31, 2009, the fifteen month period ended December 31, 2008 and the year ended September 30, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

As discussed in Note 4(d) to the consolidated financial statements, the Company has changed its disclosures in respect of the fair value of financial instruments as at December 31, 2009 and 2008 due to the adoption of amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
March 31, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited Taseko Mine Limited ("the Company")’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2009, the fifteen-month period ended December 31, 2008 and the year ended September 30, 2007, and our report dated March 31, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 31, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	December 31
	2009	2008

ASSETS

Current assets
Cash and equivalents	$35,082	$4,587
Restricted cash (note 11)	3,153	4,400
Marketable securities and investments (note 7)	11,856	3,138
Accounts receivable	12,505	4,606
Inventory (note 5)	21,792	20,340
Prepaid expenses	2,112	329
Advances for equipment (note 23(a))	1,119	499
Current portion of promissory note (note 20(a))	4,697	3,384
	92,316	41,283

Advances for equipment (note 23(a))	2,122	5,882
Reclamation deposits (note 15)	29,421	32,396
Promissory note (note 20(a))	73,400	73,684
Mineral property interests, plant and equipment (note 10)	337,836	325,000
	$535,095	$478,245

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 13)	$–	$5,737
Accounts payable and accrued liabilities	14,821	53,036
Amounts due to a related party (note 12)	13	1,772
Current portion of long-term credit facility (note 17)	21,896	–
Convertible debt (note 14)	–	35,219
Current portion of long-term loan obligations (note 16)	5,782	3,324
Current portion of deferred revenue (note 20(a))	175	175
Current portion of royalty obligations (note 20)	11,208	3,384
Liability under derivative instruments (note 19)	18,935	–
Income taxes payable	370	937
Current portion of future income taxes (note 21)	1,979	8,469
	75,179	112,053

Income taxes (note 21)	32,299	30,685
Royalty obligations (note 20)	57,621	60,973
Deferred revenue (note 20(a))	656	831
Long-term credit facility (note 17)	29,609	–
Long-term loan obligations (note 16)	16,916	13,100
Site closure and reclamation obligation (note 15)	9,807	10,366
Future income taxes (note 21)	16,315	15,330
	238,402	243,338

Shareholders' equity
Share capital (note 18)	323,734	285,690
Equity component of convertible debt (note 14)	–	3,832
Tracking preferred shares (note 8)	26,642	26,642
Contributed surplus	20,318	14,561
Accumulated other comprehensive gain (loss)	4,576	(6,680)
Deficit	(78,577)	(89,138)
	296,693	234,907

Commitments (note 23)
Subsequent events (note 7, 9(b), 12, 17, 20(b), 23(c) and 24)
	$535,095	$478,245

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Year Ended	Fifteen Months Ended	Year Ended
	December 31, 2009	December 31, 2008	September 30, 2007

Revenue
Copper	$180,115	$209,784	$199,872
Molybdenum	8,787	21,894	18,554
	188,902	231,678	218,426
Cost of sales	132,434	196,261	109,533
Depletion, depreciation and amortization	8,150	7,363	3,155
Operating profit	48,318	28,054	105,738

Expenses (income)
Accretion of reclamation obligation (note 15)	968	1,451	1,777
Asset retirement obligation change of estimates (note 15)	–	(6,917)	(4,570)
Change in fair value of financial instruments	–	886	1,925
Exploration	3,407	11,864	8,967
Foreign exchange loss (gain)	(8,800)	4,032	233
Gain on convertible bond repurchase (note 14(a))	(1,630)	–	–
General and administration	8,382	11,896	6,501
Interest accretion on convertible debt (note 14)	1,260	2,938	2,922
Interest and other income	(7,402)	(9,701)	(11,093)
Interest expense	8,265	8,284	5,947
Gain on sale of marketable securities	(188)	(1,034)	(1,508)
Realized loss on derivative instruments (note 19)	11,330	–	–
Stock-based compensation	5,696	6,442	6,771
	21,288	30,141	17,872

Earnings (loss) before other items	27,030	(2,087)	87,866

Other items
Unrealized loss on derivative instruments (note 19)	15,775	–	–
Earnings (loss) before income taxes	11,255	(2,087)	87,866

Current income tax expense (recovery) (note 21)	669	(2,151)	3,959
Future income tax expense (recovery) (note 21)	25	(3,446)	35,645

Net earnings for the year	$10,561	$3,510	$48,262

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(1,040)	1,859	(419)
Unrealized gain (loss) on available-for-sale marketable securities	14,263	(11,295)	4,710
Reclassification of realized gain (loss) on sale of marketable securities	(188)	(1,152)	(1,508)
Tax effect	(1,779)	1,570	(445)
Other comprehensive income (loss)	$11,256	$(9,018)	$2,338

Total comprehensive income (loss)	$21,817	$(5,508)	$50,600

Earnings per share
Basic	$0.06	$0.02	$0.37
Diluted	$0.06	$0.02	$0.36

Weighted average number of common shares outstanding (expressed in thousands)
Basic	173,170	142,062	129,218
Diluted	180,835	156,928	142,278

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Year ended		Fifteen Months Ended		Year ended
	December 31, 2009		December 31, 2008		September 30, 2007

Common shares	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	153,187,116	$285,690	130,580,538	$205,040	128,388,175	$197,592
Share purchase options at $1.00 per share	893,750	894	–	–	–	–
Share purchase options at $1.15 per share	66,333	76	–	–	409,833	471
Share purchase options at $1.29 per share	–	–	–	–	75,000	97
Share purchase options at $1.71 per share	33,666	58	–	–	–	–
Share purchase options at $1.90 per share	7,000	13	–	–	–	–
Share purchase options at $2.07 per share	50,000	103	30,000	62	233,300	483
Share purchase options at $2.18 per share	100,000	218	145,500	317	244,000	532
Share purchase options at $2.63 per share	–	–	–	–	20,000	53
Share purchase options at $2.68 per share	–	–	7,500	20	27,500	74
Share purchase options at $3.07 per share	11,000	34	78,500	241	48,000	147
Share purchase options at $4.09 per share	–	–	3,600	15	–	–
Share purchase options at $4.50 per share	–	–	5,000	23	–	–
Fair value of stock options allocated to shares issued on exercise	–	2,108	–	514	–	1,786
Shares issued for the purchase of royalty interest	–	–	1,000,000	5,220	1,134,730	3,805
Shares issued for debt conversion (note 14(b))	–	–	2,612,971	21,318	–	–
Equity financings at $5.20 per share, net of issue costs (note 18(b))	–	–	9,637,792	46,945	–	–
Equity financings at $0.70 per share, net of issue costs (note 18(b))	–	–	9,085,715	5,975	–	–
Equity financings at $1.45 per share, net of issue costs (note 18(b))	19,490,084	26,817	–	–	–	–
Warrants exercised (note 18(b))	9,085,715	7,723	–	–	–	–
Balance at end of the year	182,924,664	323,734	153,187,116	285,690	130,580,538	205,040

Equity component of convertible debt
Balance at beginning of the year		3,832		13,655		13,655
Repurchase of convertible bond (note 14(a))		(3,832)		–		–
Convertible debenture conversion adjustment (note 14(b))		–		(9,823)		–
Balance at end of the year		–		3,832		13,655

Tracking preferred shares
Balance at beginning and end of the year		26,642		26,642		26,642

Contributed surplus
Balance at beginning of the year		14,561		8,633		3,648
Stock-based compensation (note 18(c))		5,696		6,442		6,771
Repurchase of convertible bond (note 14(a))		2,169		–		–
Fair value of stock options allocated to shares issued on exercise		(2,108)		(514)		(1,786)
Balance at end of the year		20,318		14,561		8,633

Accumulated other comprehensive income (loss)
Balance at beginning of the year		(6,680)		2,338		–
Unrealized gain (loss) on reclamation deposits		(1,040)		1,859		(419)
Unrealized gain (loss) on available-for-sale marketable securities		14,263		(11,295)		4,710
Reclassification of realized loss on sale of marketable securities		(188)		(1,152)		(1,508)
Tax effect		(1,779)		1,570		(445)
Balance at end of the year		4,576		(6,680)		2,338

Deficit
Balance at beginning of the year		(89,138)		(92,648)		(140,910)
Net earnings for the year		10,561		3,510		48,262
Balance at end of the year		(78,577)		(89,138)		(92,648)

TOTAL SHAREHOLDERS' EQUITY		$296,693		$234,907		$163,660

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Year Ended	Fifteen Months Ended	Year Ended
	December 31, 2009	December 31, 2008	September 30, 2007

Operating activities
Net earnings for the year	$10,561	$3,510	$48,262
Items not involving cash
Reclamation obligation change in estimate	–	(6,917)	(4,570)
Accretion of reclamation obligation	968	1,451	1,777
Depreciation, depletion and amortization	8,150	7,363	3,155
Interest accretion on convertible debt	1,260	2,938	2,922
Interest accretion on long-term credit facility	512	–	–
Stock-based compensation	5,696	6,442	6,771
Future income taxes	25	(3,446)	35,645
Foreign exchange loss (gain)	(8,839)	6,334	(3,307)
Gain on sale of marketable securities	(188)	(1,034)	(1,508)
Change in fair value of financial instruments	–	886	1,925
Gain on convertible debt repurchase (note 14)	(1,630)	–	–
Unrealized loss on derivative instruments (note 19)	15,775	–	–
Site closure and reclamation expenditures (note 15)	(1,590)	(183)	(167)
Changes in non-cash operating working capital
Accounts receivable	(7,899)	7,415	(2,679)
Amounts due to a related party	(1,759)	2,579	(833)
Inventory	(1,452)	(2,282)	6,160
Prepaid expenses	(1,784)	741	152
Accrued interest income on promissory note	(1,029)	(2,632)	(1,270)
Accounts payable and accrued liabilities	(38,216)	22,603	8,499
Deferred revenue	(175)	(219)	(19,759)
Accrued interest expense on royalty obligation	(2,039)	(1,060)	(1,371)
Income taxes payable	(6,261)	2,358	6,175
Liability under derivative instruments (note 19)	3,160	–	–
Cash provided by (used for) operating activities	(26,754)	46,847	85,979

Investing activities
Purchase of property, plant and equipment	(17,019)	(134,186)	(127,032)
Purchase of mineral property interest	–	–	(1,800)
Reclamation deposits	(45)	(109)	(20)
Funds released from reclamation deposits	3,900	5,000	–
Accrued interest income on reclamation deposits	(1,919)	(2,032)	(1,791)
Funds released from (deposited into) restricted cash	1,247	–	(4,400)
Investment in marketable securities	(4,421)	(254)	(21,564)
Proceeds from sale of marketable securities	9,966	3,360	16,999
Advance payments for equipment	–	(6,381)	–
Cash used for investing activities	(8,291)	(134,602)	(139,608)

Financing activities
Proceeds (repayment) of bank indebtedness	(5,737)	5,737	–
Capital lease payments	(3,199)	(1,061)	–
Common shares issued for cash, net of issue costs	35,937	53,599	1,857
Principal repayment of loan obligations	(345)	–	–
Proceeds from loan obligations (note 16(b))	9,054	–	–
Proceeds from royalty obligation (note 20(b))	6,511	–	–
Re-purchase of convertible debt (note 14)	(33,678)	(3,569)	–
Proceeds from long term credit facility (note 17)	56,997	–	–
Cash provided by financing activities	65,540	54,706	1,857

Increase (decrease) in cash and equivalents	30,495	(33,049)	(51,772)
Cash and equivalents, beginning of year	4,587	37,636	89,408
Cash and equivalents, end of year	$35,082	$4,587	$37,636

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Taseko Mines Limited ("Taseko" or the "Company") is a public company incorporated under the laws of the Province of British Columbia. At December 31, 2009, the Company's principal business activities related to the operations of the Gibraltar Copper Mine, and exploration on the surrounding properties as well as exploration on the Company’s 100% owned Prosperity Gold- Copper Property, Harmony Gold Property and Aley Niobium Property. The Gibraltar Copper Mines and the Prosperity Property are located in south central British Columbia, Canada, near the City of Williams Lake. The Harmony Gold Property is located on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), British Columbia. The Aley Niobium Property is located in north eastern British Columbia, near the city of Mackenzie.

2.	BASIS OF PRESENTATION

In September 2008, the Company’s Board of Directors approved a resolution to change the Company’s year end from September 30 to December 31. Accordingly, these financial statements are prepared as at December 31, 2009 and December 31, 2008, and for the year ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At December 31, 2009, of the $35,082 cash and equivalents held by the Company, $30,719 (US$29,228) were held in United States dollar denominated cash and equivalents (December 31, 2008 – $2,169 (US$1,756)). Cash and equivalents excludes cash subject to restrictions (note 11).

(b) Revenue recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk of ownership is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is three months after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

(c) Inventory

Concentrate inventory consists of metal in concentrate, ore-in-process and stockpiled ore. Concentrate inventory is valued based on the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation.

The costs of removing waste material in the process of mining ore, referred to as "stripping costs", are considered costs of the extracted minerals and recognized as a component of concentrate inventory to be recognized in cost of sales in the same period as the revenue from the sale of the concentrate inventory.

Materials and supplies inventory is valued at the lower of average cost and net realizable value.

Copper cathode inventory consists of finished goods in the form of copper cathode sheets. Copper cathode inventory is valued at the lower of average production cost and net realizable value.

Previous write-downs to net realizable value are reversed when there is a subsequent increase in the value of inventories.

(d) Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

  Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

The Company had classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Cash and equivalents/ bank indebtedness	Held for Trading	Fair Value
Restricted cash	Held for Trading	Fair Value
Marketable securities and investments (i)	Available for Sale	Fair Value
Accounts receivable	Loans and Receivables	Amortized cost
Advances to a related party	Loans and Receivables	Amortized cost
Reclamation deposits (ii)	Available for Sale	Fair Value
Promissory note (iii)	Loan and Receivable	Amortized cost
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Advances from a related party	Other Financial Liability	Amortized cost
Convertible debt (iv)	Other Financial Liability	Amortized cost
Equipment loan obligations (note 16(b))	Other Financial Liability	Amortized cost
Credit facility (note 17)	Other Financial Liability	Amortized cost
Gibraltar Royalty Limited Partnership obligation (note 20(b))	Other Financial Liability	Amortized cost
Derivative liability (v)	Held for Trading	Fair Value

i. )

Marketable securities and investments are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

ii. )

Reclamation deposits invested in government bonds and treasury bills are classified as available-for-sale securities and are measured at fair market value, with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

iii. )	The Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as a loan and receivable.

iv. )	The debt components of the Convertible bonds and debenture are classified as other financial liabilities and are measured at amortized cost.

v. )

Derivative instruments are recorded at fair value. Changes in the fair values of derivative instruments are recognized in net earnings (loss) for the period. The Company may enter into derivative instruments to manage exposure to fluctuations in metal prices, primarily copper. These derivative instruments are a part the Company’s risk management strategy. The Company has elected not to apply hedge accounting to these instruments. Therefore, the changes in fair value are recorded in earnings.

The Company also discloses quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, the Company discloses management’s objectives, policies and procedures for managing these risks. These disclosures are presented in note 6.

(e) Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Mining and milling assets are amortized using the units of production method based on tons mined and milled, respectively, divided by the estimated tonnage to be recovered in the mine plan. During 2008, the Company extended the life of its Gibraltar mine. Consequently, the useful life over which the Company’s mining and milling assets are depreciated has been extended to reflect their additional use from an extended mine life. Amortization for all other assets is calculated using the declining balance method at rates ranging from 10% to 50% per annum. Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements which extend the useful life of the asset are capitalized as incurred.

The costs of removing overburden material to access mineral reserve deposits, referred to as “stripping costs”, are accounted for as variable production costs to be included in the cost of inventory produced, unless the overburden removal activity can be shown to be a betterment of the mineral property, in which case these costs are capitalized. Betterment occurs when the overburden removal activity provides access to additional sources of mineral deposit reserves that will be produced in future periods which would not have otherwise been accessible in the absence of the pre-stripping activity. These deferred stripping costs are amortized using the units of production basis to cost of sales over the life of the mineral deposit reserves.

(f) Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company capitalizes development expenditures which have (a) a probable future benefit which the Company can obtain, (b) result from a past transaction, and (c) occur on property controlled by the Company on mineralized ore bodies that have, or are determined to have as a result of these costs, economically mineable mineral reserves. Acquisition costs and development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the processing technology will be capitalized and amortized over the life of the related plant.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs and accumulated amortization, and does not necessarily reflect present or future values.

(g) Site closure and reclamation costs

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

(h) Impairment of long-lived assets

Long-lived assets, including mineral property interests, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(i) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue.

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(j) Stock-based compensation

The Company has a share option plan which is described in note 18(c). The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(k) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(l) Functional currency and foreign currency translations

The Company’s functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates. While the Company receives its metal sales revenues in United States dollars, the majority of the Company’s supplies, labour, and services are denominated in Canadian dollars. All of the business operations of the Company are located in Canada. The majority of the Company’s financings are in Canadian dollars.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in earnings.

(m) Earnings (loss) per common share

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury stock method, whereby all “in- the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the year. Dilution for convertible bonds and debentures is calculated on an if-converted basis.

(n) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, plant and equipment, reclamation liability, income taxes, valuation allowances for future income tax assets, rates for depletion, depreciation and amortization, assumptions used in computing stock-based compensation, fair value of the option to convert the debenture into common shares and future cash flows related thereto, receivables from sales of concentrate and valuation of concentrate inventory, the determination of mineral reserves and mine life and the estimation of the fair value of derivative liabilities. Actual results could differ from these estimates.

(o) Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

(p) Going Concern (Amendments to Section 1400)

Canadian GAAP requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. In assessing the appropriateness of the going concern assumption, management is required to consider all available information about the future which is at least, but not limited to, twelve months from the balance sheet date and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2009 and to the date of these financial statements, the Company determined that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

4.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

(b) EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative financial instruments. The standard is effective for the first quarter of fiscal 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c) EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d) Fair Value Hierarchy

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” according to the relative reliability of the inputs used to estimate the fair values. These disclosures are presented in note 6(b).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(e) Amendments to CICA 3855

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. This amendment did not have a material impact on the Company’s consolidated financial statements.

(f) New Accounting Standards Not Yet Adopted:

i) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581,

Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

5.	INVENTORY

	December 31, 2009	December 31, 2008
Copper concentrate	$5,830	$6,114
Ore in-process	1,897	1,120
Copper cathode	178	612
Molybdenum	70	394
Materials and supplies	13,817	12,100
	$21,792	$20,340

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

At December 31, 2009, the Company recorded an adjustment of $ nil to reduce the concentrate inventory to its net realizable value (2008 – $1,504).

6.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, credit facilities, and long-term equipment loans as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

As at December 31, 2009, the Company is subject to externally-imposed capital requirements in the form of covenants relating to the long-term credit facility as discussed in note 17. As at December 31, 2009, the Company is in compliance with its financial covenants.

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2009.

(b) Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair values of the tracking preferred shares are not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. It is not practicable to determine the fair value of advances from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments. The fair value of the promissory note is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial instruments mentioned above, the following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at December 31, 2009:

		Financial assets at fair value
	Level 1	Level 2	Level 3	December 31,	December 31,
				2009	2008
Cash and equivalents	$35,082	$-	$-	$35,082	$4,587
Restricted cash (note 11)	3,153	-	-	3,153	4,400
Held for trading	38,235	-	-	38,235	8,987

Marketable securities and investments (note 7)	11,856	-	-	11,856	3,138
Reclamation deposits	29,421	-	-	29,421	32,396
Available for sale financial assets	41,277	-	-	41,277	35,534

Total financial assets at fair value	$79,512	$-	$-	$79,512	$44,521

		Financial liabilities at fair value
	Level 1	Level 2	Level 3	December 31,	December 31,
				2009	2008

Bank indebtedness	$-	$-	$-	$-	$5,737
Liability under derivative financial instruments (note 19)	-	18,935	-	18,935	-
	$-	$18,935	$-	$18,935	$5,737

(c) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(ii)	Liquidity Risk

During the year, the Company secured a US$50,000 36-month term facility agreement (note 17) as well as a $9,054 long-term equipment loan (note 16(b)). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $23,122 (note 23(a)).

The following are the principal contractual maturities of financial liabilities:

	Contractual				Over 3
As at December 31, 2009	Obligations	2010	2011	2012	years

Accounts payable and accrued liabilities	$14,821	$14,821	$–	$–	$–
Amounts due to a related party	13	13	–	–	–
Long-term credit facility (note 17)	52,550	21,896	26,275	4,379	–
Long-term equipment loan (note 16(b))	10,112	2,701	2,701	4,710	–
Total liabilities	$77,496	$39,431	$28,976	$9,089	$–

	Contractual				Over 3
As at December 31, 2008	Obligations	2009	2010	2011	years

Accounts payable and accrued liabilities	$53,036	$53,036	$–	$–	$–
Bank overdraft facility	5,737	5,737	–	–	–
Amounts due to a related party	1,772	1,772	–	–	–
Convertible debt (note 14)	35,219	–	–	35,219	–
Total liabilities	$95,764	$60,545	$–	$35,219	$–

(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

(a) Commodity Price Risk

During the year, the Company entered into producer put and call option contracts with Credit Suisse AG (“Credit Suisse”) and Investec Bank plc (“Investec”) for approximately 50% of its targeted copper production to December 2010 from its Gibraltar Mine (note 19).

A 10 percent strengthening of copper and molybdenum prices during the periods ended December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	December 31, 2009	December 31, 2008
Net Earnings	$16,180	$23,168

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

A 10 percent weakening of copper and molybdenum prices at December 31, 2009 and 2008 would have had the equal and opposite effect on the amounts shown above, on the basis that all other variables remain constant.

(b)	Foreign Exchange Risk

The Company had no foreign currency hedges in place during the year.

The Company's financial assets held in US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2009	December 31, 2008

Cash and equivalents	$30,719	$2,169
Restricted cash	3,153	–
Accounts receivable	10,802	–
Total financial assets	$44,674	$2,169

The Company's financial liabilities held in US dollars (stated in Canadian dollars) were:

Carrying value	December 31, 2009	December 31, 2008

Accounts payable and accrued liabilities	$705	$13,227
Convertible debt (note 14)	–	35,219
Derivative liability (note 19 )	18,935	–
Long-term credit facility (note 17)	51,505	–
Total financial liabilities	$71,145	$48,446

The following exchange rates applied during the periods ended December 31, 2009 and December 31, 2008:

	Annual Average rate		Year end spot rate
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
CAD vs. USD	1.1420	1.0501	1.0510	1.2180

All of the Company’s revenues are denominated in US dollars. A 10 percent weakening of the Canadian dollar against the US dollar at December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables remain constant.

	December 31, 2009	December 31, 2008
Net Earnings	$13,276	$12,613

A 10 percent strengthening of the Canadian dollar against the US dollar at December 31, 2009 and 2008 would have had the equal and opposite effect on the amounts shown above, on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Interest Rate Risk

The long-term equipment loan (note 16(b)) carries a fixed interest rate of 8.60% per annum and as such is not subject to fluctuations in interest rate. The long- term credit facility (note 17) carries a floating interest of LIBOR plus 5%.

The exposure of the Company's financial assets to interest rate risk as at December 31, 2009 is as follows:

			Weighted
		Weighted	average period
		average	for which the
		effective interest	interest rate is
	Total	rate (percent)	fixed (years)
Financial assets subject to floating interest rates	$35,082	0.32%	N/A
Financial assets subject to fixed interest rates	107,518	6.22%	6.44
Equity investments	11,856	N/A	N/A
Trade and other receivables	12,505	N/A	N/A
Total financial assets	$166,961

The exposure of the Company's financial assets to interest rate risk as at December 31, 2008 is as follows:

			Weighted
		Weighted	average period
		average effective	for which the
		interest rate	interest rate is
	Total	(percent)	fixed (years)
Financial assets subject to floating interest rates	$8,987	4.0%	N/A
Financial assets subject to fixed interest rates	109,464	6.3%	7.02
Equity investments	3,138	N/A	N/A
Trade and other receivables	4,606	N/A	N/A
Total financial assets	$126,195

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2009 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to floating interest rates	$51,505	6.92%	N/A	2.09
Financial liabilities subject to fixed interest rates	15,221	7.49%	2.62	2.62
Derivative liability	18,935	N/A	N/A	N/A
Other liabilities	14,834	N/A	N/A	N/A
Total financial liabilities	$100,495

The exposure of the Company's financial liabilities to interest rate risk at December 31, 2008 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)

Financial liabilities subject to floating interest rates	$5,737	4.0%	N/A	N/A

Financial liabilities subject to fixed interest rates	35,219	7.1%	2.6	2.6
Other liabilities	54,808	N/A	N/A	N/A
Total financial liabilities	$95,764

A 10 percent increase of the LIBOR rate for the year ended December 31, 2009 and December 31, 2008 would have affected net earnings by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	December 31, 2009	December 31, 2008
Net earnings (loss)	$(86)	$142

A 10 percent decrease of the LIBOR rate for the year ended December 31, 2009 and December 31, 2008 would have had the equal and opposite effect on net earnings on the basis that all other variables remain constant.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	MARKETABLE SECURITIES AND INVESTMENTS

	As at December 31, 2009

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$7,026	$4,830	$11,856

	As at December 31, 2008

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(7,297)	$2,583
Investment in other public companies	409	146	555
	$10,289	$(7,151)	$3,138

As at December 31, 2009, the Company held 5,566,126 (2008 – 7,827,726) shares of Continental Mineral Corporation (“Continental”), a public company with certain directors in common with the Company.

Subsequent to year end, the Company sold 403,800 shares of Continental for proceeds of $859.

8.	ARRANGEMENT AGREEMENT (TRACKING PREFERRED SHARES AND HARMONY GOLD PROPERTY)

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property (“Harmony”) and related assets from Continental, for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2,230 cash. The tracking preferred shares were recorded at $26,642, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of Taseko upon a realization event, such as a sale of Harmony to a third party or commercial production at the Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet.

The initial paid-up amount for the Gibraltar preferred shares is $62,770, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of Harmony is less than $62,770, or to the extent that the fair market value of Gibraltar's interest in a mine at Harmony is determined to be less than $62,770. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also, in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62,770 nor be less than $20,000. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of Harmony, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with Harmony, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of Harmony.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.39 (as of December 31, 2009).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

9.	MINERAL PROPERTY INTERESTS

	December 31	December 31
	2009	2008
Gibraltar Copper Mine (note 9(a))	$16,766	$16,743
Prosperity Gold-Copper Property (note 9(b))	1	1
Harmony Gold Property (note 9(c))	1	1
Aley Niobium Property (note 9(d))	8,343	8,343
Oakmont Royalty Interest (note 9(e))	7,520	7,520
	$32,631	$32,608

(a) Gibraltar Copper Mine

In July 1999, the Company acquired a 100% interest in the Gibraltar Copper Mine mineral property, located near Williams Lake, British Columbia, Canada from Boliden Westmin (Canada) Limited ("BWCL") for $3,325. The acquisition of the Gibraltar Mine, which had been on care and maintenance since 1998, included plant and equipment and supplies inventory of the Gibraltar Mine, and $8,000 of funds for future reclamation. As part of its 1999 operating permits, the Company had agreed to incur a total of $4,000 on reclamation and environmental programs during the six year period July 1999 to July 2005. The Gibraltar Mine final reclamation and closure plan is updated every five years. The most recent reclamation plan and closure report was approved by the British Columbia Ministry of Energy and Mines in 2004. Pursuant to this approved closure plan, the Ministry agreed that the Company had satisfied the $4,000 reclamation obligation required under the 1999 operating permits.

The acquisition agreement contained certain indemnification clauses. The $8,000 of funds set aside for future reclamation was considered a "Qualified Environmental Trust" for Canadian income tax purposes. During the year ended September 30, 2003, the Government of British Columbia released these funds from the Trust, which resulted in an income inclusion to the Company, and consequently resulted in the Company utilizing $3,570 of tax pools otherwise available to it. The Company has made a claim to BWCL for this estimated tax liability under the indemnification terms of the agreement. No amount has been recognized in these consolidated financial statements related to this claim.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

During the year ended September 30, 2004, the Company commenced restart activities and entered into an agreement with Ledcor CMI Ltd. and Ledcor Mining Ltd. (together "Ledcor"), whereby Ledcor would finance certain equipment and commission, restart, and operate the Gibraltar Mine. Ledcor’s primary responsibility was the commissioning and the operating of the mine in addition to other aspects of mine operations, including drilling, blasting, loading and hauling of ore and waste as well as the recruitment of personnel and the maintenance of equipment and facilities. Pursuant to the agreement, the Company was required to maintain a bank account with a balance of at least $5,000 in a "product revenue account", for purposes of providing a working capital reserve for operations and general administrative costs. The Company granted a general security agreement to Ledcor for $5,800 and a second charge on certain mine equipment with an appraised fair value of at least $5,800.

In July 2006, the Company effected a notice of voluntary withdrawal from the agreement established with Ledcor. Under this notice, and effective November 2006, the Company assumed responsibility as operator of the Gibraltar mine and paid Ledcor a termination fee of $3,500. This termination fee was accrued for in the consolidated financial statements for the year ended September 30, 2006 and was paid during the year ended September 30, 2007.

(b) Prosperity Gold-Copper Property

The Company owns 100% of the Prosperity Gold-Copper Property, consisting of 196 mineral claims covering the mineral rights for approximately 85 square km in the Clinton Mining Division in south central British Columbia, Canada.

Subsequent to year end, the Company received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. The Company expects the Federal environmental assessment process to be completed in fiscal 2010.

(c) Harmony Gold Property

Under the terms of an arrangement agreement (note 8), the Company acquired a 100% interest in the Harmony Gold Property in fiscal 2002. The Company is considering initiating a pre-feasibility level study in fiscal 2010 of Harmony to further evaluate the project.

(d) Aley Niobium Property

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in north-eastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500 as well as a share settlement to the value of $2,970 (consisting of 894,730 common shares).

In the above Transaction, the Company also purchased the residual net smelter royalties (“NSR”) from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300 and the issuance of units with a value of $835 (consisting of 240,000 common shares and 120,000 warrants).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The total acquisition price has been allocated to the net assets acquired and liabilities assumed as follows:

Amount
Current assets	$79
Mineral property interests	8,343
Current liabilities	(123)
Future income taxes	(2,694)
Total consideration paid, being cash, common shares and units	$5,605

The Company is considering additional exploration work in fiscal 2010 to advance this project.

(e) Purchase of Oakmont Ventures Ltd.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset is the 30% net profits interest in certain claims that are part of the Gibraltar mine property located adjacent to the Gibraltar East pit. The acquisition was completed through the issuance of 1,000,000 common shares of the Company at the value of $5,220. The acquisition was accounted for under the purchase method.

The total acquisition price has been allocated to the net assets acquired and liabilities assumed as follows:

Amount
Mineral property interests	$7,520
Current liabilities	(43)
Future income taxes	(1,955)
Total consideration paid, being cash, common shares and units	$5,522

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

10.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment – Gibraltar Mine

	December 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Buildings and equipment	$6,281	$2,807	$3,474	$6,115	$2,421	$3,694
Mine equipment	93,043	11,265	81,778	58,659	9,900	48,759
Plant and equipment	104,449	6,824	97,625	97,867	4,126	93,741
Vehicles	2,856	1,593	1,263	1,864	1,086	778
Computer equipment	3,390	3,130	260	3,390	2,870	520
Social assets	402	–	402	402	–	402
Deferred pre-stripping costs	52,535	5,307	47,228	52,535	2,358	50,177
Construction in progress	60,616	–	60,616	82,542	–	82,542
Assets under capital lease	18,222	333	17,889	17,521	13	17,508
Asset retirement costs	62	–	62	–	–	–
Net asset retirement obligation adjustment	(5,608)	–	(5,608)	(6,012)	–	(6,012)
Total Gibraltar mine	$336,248	$31,259	$304,989	$314,883	$22,774	$292,109

Other equipment and leasehold improvements	$423	$207	$216	$386	$103	$283

Total mineral property interests			32,631			32,608

Mineral properties, plant and equipment			$337,836			$325,000.

As at December 31, 2009, approximately $61,429 (December 31, 2008 – $82,542) of plant and equipment is under construction related to the Company’s expansion activities and not being amortized. Amortization recorded during the period reflects changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

11.	RESTRICTED CASH

During the year, the Company pledged $3,153 (USD$3,000) as a cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse (note 17). Accordingly, this amount was classified as restricted cash as at December 31, 2009.

In February 2007, Taseko issued a standby letter of credit, collateralized by cash in the amount of $4,400, to British Columbia Hydro and Power Authority (“B.C. Hydro”) to provide security for costs to be incurred by BC Hydro relating to the electrical system reinforcements required for the Gibraltar Expansion Project in accordance with “Credit Support Agreement” between Gibraltar and B.C. Hydro. Under the agreement, the Company was required to submit a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of systems reinforcements. The letter of credit was released during the year upon the commencement of power consumption with the cash security being now reduced based on Gibraltar’s consumption of power.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

		15 months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
Transactions	2009	2008	2007
Hunter Dickinson Services Inc.

Services rendered to the Company and its subsidiaries and reimbursement of third party expenses	$2,709	$8,934	$4,936

	As at	As at
Due to (from):	December 31, 2009	December 31, 2008
Hunter Dickinson Services Inc.	$13	$1,772

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by eight public  companies, one of which is Taseko. Subsequent to year end on March 17, 2009, the Company sold its interest in HDSI. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Transactions with HDSI are reflected in the Company’s general and administration expenses and are measured at the exchange amount based on the agreement. Advances are interest bearing and due on demand.

The Company also has an investment in common shares of a related party as described in note 7.

13.	BANK INDEBTEDNESS

During the prior year, the Company signed an overdraft facility with a Canadian financial institution for up to $10,000. The term of the facility bore interest at prime rate plus 1% and was secured against the Company’s accounts receivable. The facility agreement stipulated that the facility will be terminated in the event the London Metal Exchange (“LME”) monthly cash price of copper reduces below US$2.00 per pound. The facility was also subject to minimum working capital, interest and debt-to-equity ratio covenants. During the year ended December 31, 2009, the Company repaid the overdraft facility in full and had terminated the overdraft facility.

14.	CONVERTIBLE DEBT

(a) Convertible Bonds – August 2006

On August 29, 2006 (the “Closing”), the Company issued US$30,000 in principal amount of five year convertible bonds due in 2011 (the "Bonds") to qualified institutional buyers (the “Bondholders”). The Bonds were convertible into the Company’s common shares. The Bonds constituted direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, could be redeemed at maturity at 101%. The Bonds carried coupon interest rates of 7.125% per annum. The Bonds also had a “put” right in August 2009 to be redeemed at 100.6%.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

During the year ended December 31, 2009, the Company repurchased US$20,000 of the Bonds from its Bondholders for the purpose of cancellation. In addition, the remaining Bondholders exercised the “put” right on the remaining US$10,000 in August 2009. The Company allocated the consideration paid on the extinguishment of the convertible bond to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

The continuity of the Bonds is as follows:

Convertible Bonds	12 months	15 months
	ended	ended
	December 31,	December 31,
	2009	2008
Present value of convertible bonds
Beginning of year	$35,219	$26,693
Accretion for the year	1,260	2,198
Foreign exchange loss (gain)	(2,833)	6,328
Repurchase/redemption of US$30 million of convertible bonds	(33,646)	–
End of year	–	35,219
Conversion right
Beginning of year	3,832	3,832
Repurchase of convertible bonds	(3,832)	–
End of year	–	3,832
Convertible Bonds	$–	$39,051

Convertible Bonds	December 31,	December 31,
	2009	2008
Summary of the convertible bond terms:
Principal amount of convertible debenture	N/A	US$ 30,000
Price per common share of the unexercised conversion right	N/A	US$ 3.35
Number of common shares potentially issuable under unexercised conversion right	N/A	8,955,224

(b) Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited)

On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17,000 interest-free debenture (the “Debenture”) to NVI Mining Ltd. (“NVI”), formerly Boliden Westmin (Canada) Limited. The Debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the Debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the Debenture of $17,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 common shares to NVI and a cash payment of $3,569 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI. The 2,612,971 shares were recorded at $21,318 in the Company’s accounts to settle the carrying value of the liability and equity portion of the Debenture as at April 2, 2008. The continuity of the Debenture is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

15 months ended
December 31,
Liability component:	2008
Present value of convertible debenture	$14,315
Accretion, net of interest, for the period	750
Balance	15,065
Conversion	(15,065)
Liability component	–

Equity component:
Conversion right	9,823
Conversion	(9,823)
Equity component	–

Convertible debenture	$–

15.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar Mine is as follows:

Balance, September 30, 2006	$18,975
Changes during fiscal 2007:
Reclamation incurred	(167)
Accretion expense	1,777
Additional site closure and reclamation obligation recognized	4,449
Reduction in the present value of reclamation obligation due to a revision in mine life	(7,593)
Balance, September 30, 2007	$17,441
Changes during fiscal, 2008:
Reclamation incurred	(183)
Accretion expense	1,451
Additional site closure and reclamation obligation recognized	366
Reduction in the present value of reclamation obligation due to a revision in mine life	(8,709)
Balance, December 31, 2008	$10,366
Changes during fiscal 2009:
Reclamation incurred	(1,590)
Accretion expense	968
Additional site closure and reclamation obligation recognized	63
Balance, December 31, 2009	$9,807

During the 15 months ended December 31, 2008 and the year ended September 30, 2007, the value of the underlying site closure and reclamation obligation was revised to reflect an increase

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

in the life of the Gibraltar mine. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. The impact of these changes in estimates was:

  an increase to asset retirement costs included in mineral properties, plant and equipment and corresponding increase to reclamation obligation as at December 31, 2008 of $366 (September 30, 2007 – $4,449)

  a decrease as at December 31, 2008 of $1,426 (September 30, 2007 – $Nil) in asset retirement costs included in mineral properties, plant and equipment a decrease as at December 31, 2008 of $8,709 (September 30, 2007 – $7,593) in the present value of the reclamation obligation due to an extension in the mine life a gain for the 15 months ended December 31, 2008 of $6,917 (year ended September 30, 2007 – $4,570; year ended September 30, 2006 – $nil)

The new estimated amount of the reclamation costs, adjusted for estimated inflation at 2.5% per year, in 2032 dollars, as at December 31, 2008 was $90,000 (September 30, 2007 – $68,400) and is expected to be spent over a period of approximately three years beginning in 2032. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted at 7.1% to 10%, which results in a net present value as at December 31, 2008 of $10,366 (September 30, 2007 – $17,441). The accretion for the year ended December 31, 2009 of $968 (2008 – $1,451, 2007 – $1,777) is charged to the statement of operations.

As required by regulatory authorities, at December 31, 2009, the Company had cash reclamation deposits totaling $29,421 (2008 – $32,396) comprised of $29,132 (2008 – $32,152) for the Gibraltar Mine, $75 (2008 – $30) for the Prosperity Project, $175 (2008 – $175) for the Harmony Project and $39 (2008 – $39) for the Aley Project. These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 3.55% to 5.85% per annum. During the year, the Government of British Columbia permitted the Company to withdraw $3,900 (2008 – $5,000) from the Gibraltar Mine reclamation deposit in exchange for security on certain equipment of the Gibraltar Mine.

16.	LONG-TERM LOAN OBLIGATIONS

In addition to obligations under the Company’s long-term credit facility as described in note 17, future obligations under capital leases and long-term loans are as follows:

As at December 31, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	–	2,612
Total payments	$15,636	$10,112	$25,748
Less: interest portion	(1,648)	(1,402)	(3,050)
Present value of obligations	$13,988	$8,710	$22,698
Current portion	(3,750)	(2,032)	(5,782)
Non-current portion	$10,238	$6,678	$16,916

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2008	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2009	$4,280	$–	$4,280
2010	4,003	–	4,003
2011	4,003	–	4,003
Thereafter until 2013	6,614	–	6,614
Total payments	$18,900	$–	$18,900
Less: interest portion	(2,476)	–	(2,476)
Present value of obligations	$16,424	$–	$16,424
Current portion	(3,324)	–	(3,324)
Non-current portion	$13,100	$–	$13,100

(a) Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear a fixed interest rate at 5.93% - 8.80% per annum.

(b) Long-term Equipment Loan

During the period, the Company entered into 36-month term equipment loan agreements to finance the purchase of equipment for the Gibraltar Mine. The principal amounts of the loans total $9,054. The loans are secured by the underlying equipment at the Gibraltar Mine.

The equipment loans are repayable commencing one month after inception in 35 equal monthly installments in the amount of $225 until 2012. The last installment is payable in 2012 in the amount of $2,841. The equipment loans bear a fixed interest rate at 8.6% per annum.

17.	LONG-TERM CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the “Facility”) with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc (“Investec”) amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$4,167 until February 2012. The Facility bears interest at LIBOR plus 5 percent which is due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements includes certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement (note 23(b)) in addition to a corporate guarantee.

The Facility has financial covenants requiring a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150,000, a maximum production cost threshold of $1.56 per lb of copper, minimum debt service coverage ratios of 135% and sufficient hedging in place to cover six-month forecasted operating costs and debt service requirements. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of minority shareholders of the Company.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2009, the Company’s is in compliance with these covenants. The Company’s debt to equity was 33.6%, its tangible net worth was $296,693, its production cost is at $1.47 per lb of copper and its debt service coverage ratios were within the threshold set by the covenant. The Company has the option at any time after 18 months from the Utilization Date to prepay the Facility.

The Company incurred financing fees of $1,709 to obtain the Facility. This amount is being amortized to interest expense using the effective interest rate method.

Future principal payments are as follows:

As at December 31, 2009
2010	$21,896
2011	26,275
2012	4,379
Total payments	$52,550
Less: unamortized financing fees	(1,045)
Present value of credit facility obligations	51,505
Current portion	(21,896)
Non-current portion	$29,609

Subsequent to year end on March 31, 2010, the Company prepaid the Facility in full.

18.	SHARE CAPITAL

(a) Authorized

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

(b) Private Placements

Fiscal year ending December 31, 2009

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds to the Company of $23,000.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5,261. A finder's fee of 6% of the proceeds of the private placement financing was paid.

The Company incurred $1,444 in financing fees related to the Offering and the private placement. The net proceeds of $26,817 from the Offering were used for discharge of accounts payable and general working capital.

During the year, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7,723.

Fiscal period ending December 31, 2008

In December 2008, the Company completed a private placement financing of 8,571,429 units (the "Units"), with each Unit consisting of one common share and one common share purchase warrant (a "Warrant"), at the issue price of $0.70 per Unit for gross proceeds of $6,000. Each Warrant entitles the holder to purchase one common share of the Company (a "Warrant Share") for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months, subject to an acceleration of the expiry date to 30 days in the event the Company's common shares trade at a price of $1.50 or higher for a period of 10 trading days. A finder's fee of 6% of the proceeds of the private placement financing was paid in 514,286 units with each unit consisting of one common share and one common share purchase warrant.

In October 2007, the Company completed a short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share, and also granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at the same price, which over-allotment option was exercised in full, for aggregate gross proceeds to the Company of approximately $42,500. Financing fees of $2,553 were paid to the underwriters.

In November 2007, the Company completed a private placement financing of 1,455,100 common shares at a price of $5.20 per share for gross proceeds of approximately $7,600. A finder’s fee of $205 was paid in conjunction with the private placement.

(c) Share purchase option plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The continuity of share purchase options is as follows:

	2009		2008		2007
	Number	Average	Number	Average	Number	Average
	of shares	Price	of shares	Price	of shares	Price
Opening balance	7,817,718	1.33	5,707,334	$2.60	3,578,834	$1.78
Granted during the year	3,983,500	1.50	8,472,050	2.19	3,301,500	3.21
Exercised during the year	(1,161,749)	1.20	(270,100)	2.48	(1,057,633)	1.76
Expired/cancelled during year	(254,834)	2.14	(6,091,566)	3.67	(115,367)	2.20
Closing balance	10,384,635	$1.40	7,817,718	$1.33	5,707,334	$2.60
Average contractual remaining life (years)		3.17		3.47		3.40
Range of exercise prices	$1.00 – $4.50		$1.00 - $5.45		$1.15 - $4.09

The following table summarizes information about share purchase options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2009	contractual life	price	2009	price
$1.00 to $1.15	7,711,801	3.11 years	$1.06	5,937,535	$1.08
$1.71 to $2.18	1,979,834	3.68 years	$2.17	874,169	$1.91
$2.63 to $3.07	240,000	1.71 years	$3.00	240,000	$3.00
$4.03 to $4.49	225,000	3.53 years	$4.11	125,000	$4.08
$4.50	228,000	1.74 years	$4.50	228,000	$4.50
	10,384,635	3.17 years	$1.39	7,404,704	$1.40

The following table summarizes information about share purchase options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2008	contractual life	price	2008	price
$1.00 to $1.15	6,588,384	3.77 years	$1.03	2,948,234	$1.06
$1.71 to $2.18	602,000	1.88 years	$2.17	568,699	$2.17
$2.63 to $3.07	291,000	2.37 years	$2.98	220,666	$2.95
$4.03 to $4.09	93,334	1.91 years	$4.05	58,400	$4.05
$4.50 to $5.45	243,000	2.71 years	$4.54	166,995	$4.56
	7,817,718	3.52 years	$1.33	3,962,994	$1.51

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair value of the options that vested during the year is $5,696. The following are the weighted average assumptions used to estimate the fair value of options during the periods ended:

	2009	2008	2007
Risk free interest rate	1.9%	2.4%	4%
Expected life	3.17 years	3.52 years	4.20 years
Volatility	74%	65%	68%
Expected dividends	nil	nil	nil

d) Share purchase warrants

The continuity of share purchase warrants during the period ended December 31, 2009 is as follows:

		Outstanding				Outstanding
	Exercise	December 31,				December 31
Expiry dates	price	2008	Issued	Exercised	Expired	2009
December 17, 2010	$0.85	9,085,715	–	9,085,715	–	–

The continuity of share purchase warrants during the period ended December 31, 2008 is as follows:

		Outstanding				Outstanding
	Exercise	September 30				December 31
Expiry dates	price	2007	Issued	Exercised	Expired	2008
December 17, 2010	$0.85	–	9,085,715	–	–	9,085,715
February 22, 2008	$3.48	120,000	–	–	120,000	–

e) Earnings per share

The following table sets forth the computation of diluted earnings per share:

	2009	2008	2007

Earnings available to common shareholders	$10,561	$3,510	$48,262
Effect of assumed conversions:
Accretion on convertible debenture/bonds	–	–	1,608
Interest on convertible bonds	–	–	2,368
Royalty payments to GRLP (note 20(b))	130	–	–
Tax effect on interest on convertible bonds	(45)	–	(820)
Earnings available to common shareholders including assumed conversions:	10,646	3,510	51,418

Basic weighted-average number of shares outstanding (in 000’s)	173,170	142,062	129,218
Effect of dilutive securities (in 000’s):
Stock options	3,244	5,142	1,438
Warrants	–	7,060	2
Potential shares issued in settlement of GRLP Royalty	1,757	–	–
Tracking preferred shares	2,664	2,664	2,664
Convertible debenture/bonds	–	–	8,956

Diluted weighted-average number of shares outstanding (in 000’s)	180,835	156,928	142,278
Earnings per share

Basic	$0.06	$0.02	$0.37
Diluted	$0.06	$0.02	$0.36

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The following table lists the stock options and shares issuable under convertible debentures excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive for the periods presented (in thousands):

	2009	2008	2007

Stock options	7,141	2,626	3,302
Shares issuable under convertible bonds	–	8,956	3,308

19.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company's existing strategy to manage its operating margins effectively in volatile copper markets, the Company entered into producer put and call option contracts for approximately 50% of its targeted copper production to the end of 2010 during the year. Contracts outstanding at December 31, 2009 are as follows:

	Floor Price	Cap Price	Purchased metric
Contract Period	US$/lb	US$/lb	tonnes (mt) of copper
May to December 2009 *	$1.88	$2.36	1,700
January to February 2010	$2.00	$2.51	3,000
February 2010 to March 2010	$2.00	$2.61	1,500
April to May 2010	$2.15	$2.73	3,000
June to December 2010	$2.50	$3.95	10,500

* Contract matured at December 31, 2009 and was paid in January, 2010.

Under the terms of the contract, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price respectively.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the year ended December 31, 2009, the Company recorded a mark-to-market loss of $27,105 of which $11,330 (paid or accrued) was realized during the year ended December 31, 2009.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair value of contracts outstanding at December 31, 2009 is as follows:

Option	Strike Price	Notional Quantity	Due Date	Fair Value
	US$/lb	mt of copper		(Liability)/Asset
				US$
Call option	$2.36	1,700	Dec 31, 2009	$(3,006)
Call option	$2.51	3,000	Feb 26, 2010	(5,452)
Call option	$2.61	1,500	Mar 31, 2010	(2,425)
Call option	$2.73	3,000	May 31, 2010	(4,361)
Call option	$3.95	10,500	Dec 31, 2010	(4,606)
				$(19,850)

Put option	$1.88	1,700	Dec 31, 2009	$–
Put option	$2.00	3,000	Feb 26, 2010	–
Put option	$2.00	1,500	Mar 31, 2010	–
Put option	$2.15	3,000	May 31, 2010	33
Put option	$2.50	10,500	Dec 31, 2010	1,801
				$1,834

	Total Fair Value of Contracts (in USD)			$(18,016)
	Total Fair Value of Contracts (in CAD)			$(18,935)

The following table reconciles the Company’s derivative financial instruments measured at fair value from January 1, 2009 to December 31, 2009:

Fair value measurements
Balance at December 31, 2008	$-
Purchases	-
Settlements	8,170
Loss included in net income	(27,105)
$18,935

Losses on derivative financial instruments of $27,105 are presented in the statement of operations. Of this amount, $15,775 is classified as unrealized losses attributable to instruments that were held at December 31, 2009.

20.	ROYALTY OBLIGATIONS

	December 31, 2009	December 31, 2008
Royalty Agreement – Red Mile No. 2 LP	$62,318	$64,357
Royalty Offering – Gibraltar Royalty LP	6,511	–
Total royalty obligations	$68,829	$64,357

(a) Royalty Agreement – Red Mile No. 2 LP (promissory note and royalty obligation)

In September 2004, the Company entered into agreements with an unrelated investment partnership, Red Mile Resources No. 2 Limited Partnership ("Red Mile"). Gibraltar sold to Red Mile a royalty for $67,357 cash. These funds were subsequently invested in a promissory note with a trust company and the Company pledged the promissory note along with interest earned and to be earned thereon for a total of $70,200 to secure its royalty obligations under the agreements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

At December 31, 2009, the promissory note amounted to $78,097 (2008 – $77,068), of which $4,697 (2008 – $3,384) is current, while the royalty obligation amounted to $62,318 (2008 – $64,357) of which $4,697 (2008 – $3,384) is current.

Pursuant to the agreements, the Company received an aggregate of $10,500 in fees and interest for services performed in relation to the Red Mile transaction, of which $5,250 was received in each of September and December of 2004, and included in interest and other income. The amount of $5,250 received in September 2004 included $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by Gibraltar under the royalty agreement. The funds received in respect of the indemnification are presented as deferred revenue, and are recognized over the expected remaining life of the royalty agreement, with $831 (2008 – $1,006) remaining as deferred as at December 31, 2009, of which $175 (2008 – $175) is classified as current.

Annual royalties are payable by Gibraltar to Red Mile at rates ranging from $0.01 per pound to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the later of (i) December 2014 and (ii) five years after the end of commercial production from the mine. For the year ended December 31, 2009, Gibraltar paid a royalty to Red Mile $4,697 (2008 – $3,384) at an average rate of $0.0686 (2008 – $0.0573) per pound of copper produced. Gibraltar is entitled to have released to it funds held under the promissory note and interest thereon to fund its royalty obligations to the extent of its royalty payment obligations.

The Company has a pre-emptive option to effectively purchase ("call") the royalty interest by acquiring the Red Mile partnership units at a future date in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell ("put") their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

The Company has granted to Red Mile a net profits interest ("NPI"), which survives any "put" or "call" of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and is 2% if the price of copper averages US$2.50 to US$2.74 per pound, 3% if the price of copper averages US$2.75 to US$2.99 per pound and 4% if the price of copper averages US$3.00 per pound or greater for any year during that period. The US-dollar pricing amounts specified above are based upon an exchange rate of US$0.75 for Cdn$1.00, and shall be adjusted from time to time by any variation of such exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures. No NPI is payable at December 31, 2009 and 2008.

In accordance with AcG15, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(b) Royalty Offering – Gibraltar Royalty LP

During the year, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties are payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). For the year ended December 31, 2009, Gibraltar paid $130 to GRLP. These royalty payments are recognized as an expense during the year.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company has a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also has a right to sell ("put") its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this “put” right is subject to the Company's preemptive right to exercise the "call" in advance of any "put" being exercised and completed. Subsequent to year end on March 24, 2010, the Company exercised its “call” option through the issuance 1,556,355 shares of the Company.

In accordance with AcG-15, Consolidation of Variable Interest Entities, the Company has determined that the royalty agreement created certain variable interest entities for which the Company holds a variable interest. However, as the Company is not the primary beneficiary under the agreement, it is not required to consolidate any of such entities.

21.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2009 – 30.0%, 2008 – 31.4%, 2007 – 34.1%) for the following reasons:

	2009	2008	2007

Earnings (loss) before income taxes	$11,255	$(2,087)	$87,866

Expected tax expense based on statutory rates	3,376	(657)	29,980
Permanent differences	1,141	6,790	3,119
Mineral tax	981	606	-
Future tax rate differences	(3,674)	1,215	8,289
Recognition of previously unrecognized tax assets	–	(13,613)	(324)
Other	(1,130)	62	(1,460)
Tax expense (recovery) for the year	$694	$(5,597)	$39,604

Presented as:
Current income tax expense (recovery)	$669	$(2,151)	$3,959
Future income tax expense (recovery)	25	(3,446)	35,645
	$694	$(5,597)	$39,604

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

As at December 31, 2009 and December 31, 2008, the estimated tax effect of the significant components within the Company’s future tax assets were as follows:

	2009	2008
Loss carry forwards	$8,985	$5,260
Royalty obligation	16,343	17,966
BC mining taxes	1,952	3,867
Copper hedge and other tax pools	6,210	230
Future income tax assets	33,490	27,323

Partnership deferral	(5,820)	(6,944)
Reclamation obligation	(4,800)	(7,690)
Plant and equipment	(20,323)	(16,784)
Mineral properties and deferred stripping	(19,436)	(21,332)
Unrealized foreign exchange loss (gain)	(751)	503
Unrealized loss (gain) recorded in comprehensive income	(654)	1,125
Net future income tax liability	$(18,294)	$(23,799)

Current portion – future income tax liability	$(1,979)	$(8,469)
Long term future income tax liability	(16,315)	(15,330)
Net future income tax liability	$(18,294)	$(23,799)

At December 31, 2009 the Company’s tax attributes included capital losses totaling $3,525 (2008 – $1,406) which are available indefinitely to offset future taxable capital gains, and resource tax pools totaling approximately $2,022 (2008 – $7,102) which are available indefinitely to offset future taxable income. The Company also has non-capital losses of $40,981 (2008 –$18,277) to offset future taxable income which expire in 2028 and 2029 respectively.

The Company has accrued a long-term tax provision of $32,299 (2008 – $30,685) related to various tax pools.

22.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	December 31	December 31	September 30
	2009	2008	2007
Acquisition of assets under capital lease	$765	$17,484	$–
Conversion of convertible debenture (note 14(b))	–	21,318	–
Decrease in asset retirement costs included in mineral properties, plant and equipment (note 15)	–	1,426	–
Shares and units issued for the purchase of mineral property interests (note 9 (e) & (f))	–	5,220	3,805
Shares issued for finders fee	–	360	–
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	2,108	514	1,786

Supplemental cash flow information
Cash paid during the year for
Interest	$4,461	$2,844	$2,138
Taxes	$98	$315	$63

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

23.	COMMITMENTS

(a) Advances for equipment

As at December 31, 2009, the Company paid $3,241 in advance deposits for equipment to be received in next periods, of which $1,119 has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $23,122.

(b) Treatment and refining agreement

The Company commenced its six-year agreement with MRI Trading AG (“MRI”), a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate during the period. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing approximately 1.1 million tons of copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

(c) Joint Venture Agreement

In November 2009, the Company announced that it has signed a letter of intent with Sojitz Corporation ("Sojitz") to establish a joint venture over the Company's Gibraltar Copper Mine in which the Company and Sojitz will hold a 75% and 25% interest respectively. Sojitz will pay approximately $179,500 to the Company for its 25% interest. The Company will continue to be the operator of Gibraltar Copper Mine.

Subsequent to year end on March 18, 2010, the Company announced that the definitive agreements with Sojitz were executed. The joint venture partners will be Gibraltar Mines Ltd. (75%) and Cariboo Copper Corp. (25%) jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

24.	SUBSEQUENT EVENTS

Aside from subsequent events as disclosed at note 7, 9(b), 12, 17, 20(b) and 23(c), the following subsequent events occurred in the period from December 31, 2009 to March 31, 2010:

(a) Options grant

Subsequent to year end, the Company granted 3,448,500 options. The options were granted with an exercise price ranging from $4.46 to $5.00 per option expiring 5 years after grant.

(b) Options exercised

Subsequent to year end, 1,470,167 options were exercised for proceeds of $1,826.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

25.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Taseko prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company followed US GAAP, certain items on the consolidated statements of operations and comprehensive income (loss) and balance sheets would have been reported as follows:

	Year ended	15 months ended	Year ended
	December 31	December 31	September 30
Consolidated Statements of Operations	2009	2008	2007

Earnings for the period under Canadian GAAP	$10,561	$3,510	$48,262
Adjustments under US GAAP
Interest accretion on convertible debt (a)	(898)	2,938	2,922
Amortization of deferred financing costs (a)	(312)	(580)	(468)
Foreign exchange gain (loss) on convertible debt (a)	2,977	(363)	330
Amortization of property, plant and equipment (b)	-	-	(44)
Asset retirement obligation change of estimate (b)	-	-	(4,538)
Reduction of gain on convertible bond repurchase (a)	(3,707)	-	-

Earnings for the period under US GAAP	$8,621	$5,505	$46,464

Other comprehensive income (loss) under Canadian and US GAAP - no differences	$11,256	$(9,018)	$2,338

Total comprehensive income (loss) under US GAAP	$19,877	$(3,513)	$48,802

Earnings per Share

Earnings per share for the period under US GAAP	$0.05	$0.04	$0.36
Diluted earnings per share for the period under US GAAP	$0.05	$0.04	$0.33

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

	As at	As at
Consolidated Balance Sheets	December 31,	December 31,
	2009	2008
Total assets under Canadian GAAP	$535,095	$478,245
Adjustments under US GAAP
Deferred financing costs	-	312
Total assets under US GAAP	$535,095	$478,557

Total liabilities under Canadian GAAP	$238,402	$243,338
Adjustments under US GAAP
Convertible debenture presented as debt (a)	-	1,321
Total liabilities under US GAAP	$238,402	$244,659

Total shareholders' equity under Canadian GAAP	$296,693	$234,907
Adjustments under US GAAP
Convertible debenture presented as debt (a)	1,628	(3,896)
Deferred financing costs presented as asset (a)	312	892
Current year income statement adjustments under US GAAP	(1,940)	1,995

Total shareholders' equity under US GAAP	$296,693	$233,898

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

(a)            Convertible debt

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 14 of the consolidated financial statements require the bifurcation of its equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Under US GAAP, effective on January 1, 2009 (“Effective Date”), a convertible instrument’s underlying unit (“conversion feature”) is not considered to be indexed to the Company’s own shares if it is denominated in a currency other than the Company’s functional currency. If the conversion feature is considered not to be indexed to the Company’s shares, it must be separated from the host contract and accounted for as a derivative instrument under the new guidance.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

Since the US$30,000 Convertible Bond’s (the “Bonds”) (note 14(a)) conversion share price was stated in US dollars and the Company’s functional currency is the Canadian dollar, the Company separated and accounted for the conversion feature as a separate derivative instrument to comply with the new guidance.

As a result, the Company has determined the value of the derivative liability related to the conversion feature and the revised value of the debt under US GAAP as at the Effective Date. The guidance requires retrospective application without restatement. Therefore, a cumulative adjustment has been recorded to opening deficit to reflect the impact of the adoption of this guidance on prior period earnings. The amounts recognized in the consolidated balance sheet under US GAAP are determined based on the amounts that would have been recognized if the guidance had been applied from August 29, 2006, the original issuance date of the Bonds ("Issuance Date").

Accordingly, the following cumulative adjustments were recorded as at the Effective Date for US GAAP purposes:

  the fair value of the conversion feature in the amount of $21 was bifurcated from the Bonds and reflected as a derivative liability;

  a net $1,649 decrease to the Bonds to reflect the reduced carrying value of the Bonds under US GAAP; and

  a cumulative adjustment to reduce opening deficit by $1,628.

During the year ended December 31, 2009, all of the Bonds were repurchased or redeemed. Under Canadian GAAP, the Company allocated the consideration paid on the extinguishment of the Bonds to the liability and equity elements of the security based on their relative fair values at the date of the transaction. A gain of $1,630 which was attributed to the liability portion was recorded in the Company’s statement of operations as a result of the convertible bond redemptions. A gain of $2,169 which was attributed to the equity portion was recorded in contributed surplus as a result of the convertible bond redemptions.

For US GAAP purposes, the Company reversed $2,217 of the total gain on settlement of the Bonds and the derivative liability related to the conversion feature. In addition, the Company recognized a foreign exchange gain of $2,977 on the repurchase of the Bonds under US GAAP.

Accretion expense of $1,260 (2008 – $2,938, 2007 – $2,922) recorded under Canadian GAAP has been reversed for US GAAP purposes. This reversal was offset by the additional $3,648 in accretion expense recognized during the year under US GAAP resulting in a net adjustment to interest accretion on convertible debt of $2,388.

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $312 was recorded for the year under US GAAP (2008 – $580, 2007 – $468).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(b)	Site closure and reclamation costs

During the year ended September 30, 2007, the Company extended the life of the Gibraltar mine resulting in a revision to the timing of the expected reclamation activities and ultimately in a reduction of the site closure and reclamation cost liability. For Canadian GAAP purposes, an income inclusion of $4,570 was recognized as a result of this change in estimate as the decrease in the site closure and reclamation cost liability exceeded the carrying value of the associated asset included in property, plant and equipment. For US GAAP purposes, an amortization of $44 was recorded prior to the mine life extension and the remaining unamortized balance of the asset included in the property, plant and equipment, being $4,538, was reduced to $Nil as a result of the reduction of the site closure and reclamation cost liability.

(c)	Impact of recently adopted United States accounting pronouncements

(i)

On July 1, 2009, the Financial Accounting Standards Board’s (FASB) codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.

(ii)

In December 2007, FASB amended the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The new standard expanded the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. The new standard also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This new standard is effective for the Company’s 2009 fiscal year. Upon adoption, the new standard did not have a material effect on the Company’s consolidated financial statements since the Company did not have any business combinations during the fiscal year ended December 31, 2009.

(iii)

In December 2007, FASB issued a new accounting and reporting standard for the non- controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The new standard establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interests. This new standard is effective for the Company’s 2009 fiscal year. Upon adoption, the new standard did not have a material effect on the Company’s consolidated financial statements since the Company did not have any non-controlling interest in its subsidiaries during the fiscal year ended December 31, 2009.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

(iv)

In March 2008, the FASB changed the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This new standard is effective for the Company’s 2009 fiscal year. To the extent the required information was not previously disclosed in the fiscal 2008 consolidated financial statements, the Company incorporated the new disclosures in note 19.

(v)

In June 2008, the FASB provided guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the equity-linked financial instrument (or embedded feature) should be accounted for as a derivative instrument separated from the host contract. This new standard is effective for the Company’s 2009 fiscal year. The Company adopted this standard and the adjustments are disclosed in note 25(a) above.

(d)	United States accounting pronouncements to be adopted

(i)	Measuring Fair Value of Liabilities

In August 2009, FASB issued a new standard related to measuring fair values of liabilities, which is effective prospectively in the Company’s 2010 fiscal year, with early adoption permitted. The new standard requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. It provides further clarification that the fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. The Company is currently reviewing the provisions of this standard but does not expect the adoption to have a material effect on its consolidated results of operations, cash flows or financial position.

(ii)	Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December 2008, FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

These statements eliminate the concept of a qualifying special-purpose entity, establish new criteria for the consolidation of VIEs, and create more stringent conditions for the treatment of transfers of financial assets. The statements are significant for entities that have interests in potential VIEs or engage in transfers of financial assets.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the year ended December 31, 2009, fifteen months ended December 31, 2008 and year ended September 30, 2007
(Expressed in thousands of Canadian dollars, unless stated otherwise)

Additional disclosure requirements are intended to assist financial statement users in understanding the significant judgments and assumptions made in determining whether a company must consolidate and/or disclose information about its involvement with a VIE.

The statements are effective for the Company’s 2010 fiscal year, and for subsequent interim and annual reporting periods. Early adoption is prohibited. The Company is currently reviewing the provisions of this standard but does not expect the adoption to have a material effect on its consolidated results of operations, cash flows or financial position.